SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

PMF Fund, L.P.

(Name of Issuer)

PMF Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(May 28, 2014)

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of PMF Fund, L.P. (the “Fund”) relating to an offer to purchase (the “Offer”) up to $1,117,056,948 of limited partner interests (“Interests”) in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of March 31, 2014 and originally filed with the Securities and Exchange Commission on February 20, 2014 and amended on March 19, 2014, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on March 24, 2014 (the “Expiration Date”). In consideration for acceptance of tendered interests from partners, pursuant to and in accordance with their terms of the Offer, the Fund paid $348,377,718.05 to partners.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2014

PMF Fund, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer